                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )*

                               A.M. CASTLE & CO.
                              -------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  148411 10 1
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 148411 10 1                   13G               Page 2 of 6 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The First National Bank of Chicago  36-0899825
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                1,838,331 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 1,838,331 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            1,838,331 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            16.90%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            BK

------------------------------------------------------------------------------

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  CUSIP No. 148411 10 1                   13G               Page 3 of 6 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           First Chicago NBD Corporation  38-1984850
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            None except indirectly through one or more subsidiaries as reported herein. See Itam 4.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            -0-

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            HC CO

------------------------------------------------------------------------------

Item 1(a). Name of Issuer:
           --------------

           A.M. Castle & Co. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

           3400 North Wolf Road
           Franklin Park, Illinois 60131

Item 2(a). Name of Person Filing:
           ---------------------

           First Chicago NBD Corporation ("FCN") is filing this statement on behalf of itself and its wholly-owned subsidiary, The First National Bank of Chicago ("FNBC"). The agreement of FCN and FNBC to file a joint disclosure statement on Schedule 13G is filed as Exhibit A hereto.

Item 2(b). Address of Principal Business Office:
           ------------------------------------

           For FCN and FNBC:
           One First National Plaza
           Chicago, Illinois 60670

Item 2(c). Citizenship:
           -----------

           FNBC is a national banking association organized under the laws of the United States. FCN is a corporation organized under the laws of Delaware.

Item 2(d). Title of Class of Securities:
           ----------------------------

           Common Stock (the "Common")

Item 2(e). CUSIP Number
           ------------

           148 411 10 1

Item 3.    Type of Person Filing:
           ---------------------

           (b)  FNBC is a Bank as defined in section 3(a)(6) of the Act.
           (g) FCN is a Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).

Item 4.    Ownership:
           ---------

           (a)-(b) FCN may be deemed to own shares of Common solely through its ownership of FNBC and one or more other banking subsidiaries (the "Banks"). FNBC holds solely in a fiduciary capacity 1,838,331 shares of Common Stock of the Company, representing 16.90% of the Company's outstanding Common. Further, FCN may be deemed beneficially to own 244,989 shares of the Company's outstanding Common solely through its ownership of the Banks, which hold such shares solely in a fiduciary capacity. The shares held by the Banks represent 2.20% of the currently outstanding Common. The shares which may be deemed to be beneficially owned by FCN through its ownership of FNBC and the Banks aggregate 18.68% of the Common. Each of the Banks is a "Bank" as defined in Section 3(a)(6) of the Act.

         (c) FNBC has sole voting power and sole investment power over the shares held by it. The Banks have sole voting power over the 249,989 shares held and sole investment power over 575 shares. See also items five through nine and item 11 on pages two and three hereof.

Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
         ---------------------------------------------------------------------

         See Items 2(a) and 3.

Item 8.  Identification and Classification of Member of the Group:
         --------------------------------------------------------

         Not applicable.

Item 9.  Notice of Dissolution of Group:
         ------------------------------

         Not applicable.

Item 10. Certification:
         -------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Disclaimer
----------

   First Chicago NBD Corporation expressly declares that the filing of this statement shall not be construed as an admission that First Chicago NBD Corporation, is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

Signature:
---------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1996

                              FIRST CHICAGO NBD CORPORATION


                                   /s/ M. Eileen Kennedy
                              By:  -----------------------
                                   M. Eileen Kennedy
                                   Senior Vice President and Treasurer





                              THE FIRST NATIONAL BANK
                                  OF CHICAGO


                                   /s/ M. Eileen Kennedy
                              By:  ----------------------
                                   M. Eileen Kennedy
                                   Senior Vice President

                                           EXHIBIT A


                                   AGREEMENT
                                   ---------

      The undersigned hereby agree, pursuant to Section 240.13d-1(f)(1), that the statement on Schedule 13G (including all amendments thereto) to which this Agreement is attached is to be filed on behalf of each of the undersigned and that First Chicago NBD Corporation may file a Schedule 13G pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of Common Stock of A.M. Castle & Co.

Date:  February 12, 1996

                                     THE FIRST NATIONAL BANK OF CHICAGO

                                     By:  /s/ M. Eileen Kennedy
                                         -----------------------
                                          M. Eileen Kennedy
                                          Senior Vice President


                                     FIRST CHICAGO NBD CORPORATION

                                     By:  /s/ M. Eileen Kennedy
                                         -----------------------
                                         M. Eileen Kennedy
                                         Senior Vice President and Treasurer